Exhibit D
PARTNERS OF NFH
Set forth below is a list of each partner of NFH setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen. As of the date of this statement on Schedule 13D, NFH owned 100% of the common shares of API.

Name and Address of Corporation or Other
	Present Principal Occupation (principal	Organization (if different from the address
Name and Business Address	business of employer)	provided in Column 1)

Partners
Advance Long-Term Management Trust 4 Times Square New York, NY 10036	Holds a general partnership interest in newspaper publishing and printing business

Advance Voting Trust 4 Times Square New York, NY 10036	Holds a limited partnership interest in newspaper publishing and printing business